

FOUR OAKS FINCORP, INC.

ANNUAL REPORT

Table of Contents

About The Report

The 2001 Annual Report is presented in a summary format to provide information regarding the performance of Four Oaks Bank in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of Four Oaks Fincorp, Inc. and subsidiary, Four Oaks Bank & Trust Company and other more detailed analytical information regarding the Corporation are contained in the Four Oaks Fincorp, Inc. 2001 Annual Report on Form 10-KSB with the Securities and Exchange Commission.

Forward-Looking Statements

The discussion that follows contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to Four Oaks Fincorp, Inc. Annual Report on Form 10-KSB for the year ended December 31, 2001 for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

Financial Highlights

	2001	2000	5 Year Compound Annual Growth Rate
Net Income	$2,656,212	$3,116,541	7.8%
Per Common Share:[1]			
Net Income	$ 1.27	1.51	5.5%
Dividends	.36	.32	9.4%
Book Value	13.30	12.20	11.8%
At Year End (in thousands):			
Assets	$ 299,680	258,329	13.5%
Investments[2]	68,928	45,747	12.3%
Net Loans	207,172	191,727	13.9%
Deposits	235,696	216,693	10.5%
Shareholders' Equity	28,025	25,348	14.3%
Ratios:			
Profitability:			
Return on Average Assets	0.97%	1.29%	
Return on Average Equity	9.73%	13.23%	
Capital Adequacy (Year End):			
Equity to Assets	9.4%	9.8%	
Primary Capital to Assets	10.9%	10.7%	
Operating Efficiency:			
Noninterest Income/Average Assets	.87%	.77%	
Noninterest Expense/Average Assets	3.23%	3.08%	
Assets Per Employee (in millions)	$2.68	$2.58	

(1)Restated to reflect three for two stock split effected as a stock dividend on April 7, 2000.
(2)Includes interest bearing bank balances and FHLB Stock.

Company Profile

Four Oaks Fincorp, Inc. is the bank holding company for Four Oaks Bank & Trust Company, a state chartered bank headquartered in Four Oaks, North Carolina. With over $299 million in assets and over $235 million in deposits, the Bank holds 22%[3] of Johnston County's deposit market share. We are a full service financial institution committed to providing our customers with modern banking products and services without sacrificing the quality, personalized service our customers expect and deserve. We are presently operating from eight locations in Four Oaks, Clayton, Smithfield, Garner, Benson and Fuquay-Varina. The Bank was chartered in 1912 and its deposits are insured by the FDIC.

(3)Market share data for Johnston County excludes the branches located on Glen Road near the I-40/42 interchange which are included in Wake County's data due to having a Garner address. However this area is within the borders of Johnston County.

Letter To Shareholders



Dear Shareholders:

Wow, what a year! 2001 proved to be a quite memorable year in terms of global and national events which reached right down and touched everybody in both positive and negative ways. Tragedy will forever mark 2001, but out of the rubble of senseless destruction came an intense unity which our country has not experienced in many years. The American flag has been displayed in every conceivable manner over the past six months and the American people have joined together, in spite of cultural and political diversity, in opposition to terror. Many lost their life, many lost their job, many lost their investments, some companies failed, still other companies began, many babies were born, many relationships healed, we grew stronger than ever out of our adversity.

The Federal Reserve, under the astute leadership of Alan Greenspan, lowered the prime rate a record eleven times during 2001 by a total of 425 basis points, bringing the Federal Funds rate to its lowest level in over 40 years. The absence of inflationary pressures, made possible by productivity gains, aided the Federal Reserve's efforts to aggressively fight recession with rate cuts. We could not have foreseen these rate cuts nor the adverse impact they would have on our profitability. Our net income for 2001 was $2,656,000 or 15% lower than our 2000 net income. We did however accomplish quite a few more positive feats during 2001. Total assets climbed to $299,680,000, increasing 16% from 2000's $258,329,000. Net loans rose 8% to $207,172,000 and total deposits grew 9% to reach $235,696,000. Shareholders' equity increased 11%, from $25,348,000 at December 31, 2000, to $28,025,000 at December 31, 2001, while the book value per share increased 9% to reach $13.30.



We completed the move into our new administrative office building and then invited our shareholders, customers, and the community to join us at the Open House. The turnout was tremendous and we really enjoyed sharing this accomplishment. In October, we successfully installed and transitioned to our in house data and items processing systems, an investment in equipment and software of well over $1,000,000. It also increased our workforce by three employees and tested the resolve of some of our existing employees.



Recently, we revamped our Financial Services department, hiring Chris Vasques to head up our revitalized initiative to provide alternative investment options to our customers. He is an extremely knowledgeable financial planner with an excellent track record of performance and customer service.

Our outreach into the communities was wonderfully successful with the "Who let the dogs out?" hot dog events in each location. We had a terrific time meeting and greeting and eating. Judging by the number of dogs we let out, so did a lot of other folks.




Who's Letting The Dogs Out?
Sterling Russell, Donna Godwin, Nancy Canady, And The Folks At Four Oaks Bank Will Be Turning The "Dogs" Out At Our "Hot Dog Day" Friday, April 27, From 11am-4pm.
FOUR OAKS BANK & TRUST

TOP: An American flag proudly flies at I-40, Exit 319 symbolizing a renewed spirit of national unity.
CENTER 1: Our new Data & Items Processing Center becomes fully operational.
CENTER 2: Christopher Vasques takes the helm of Four Oaks Financial Services.
BOTTOM: Max Ashworth gets things cooking with our "Who Let The Dogs Out" promotional cookout which went system wide.
FAR RIGHT: (1)A Forerunner participant takes advantage of our first health fair with a JMH employee and Assistant Director, Joyce Tyner (rt.) (2) A large group of Forerunners attended our "Diabetes Awareness" luncheon.

The Four Oaks Forerunners Club kicked off our new "50 and over" program and has already sponsored several events including a fabulous Biltmore Estate trip.

Throughout the year we rely on our Advisory Board members in each area to be our liaison with the community. They are our eyes and ears on the street who keep us aware of things we can do to make a difference.

This year we selected a Four Oaks Area Advisory Board for the first time in our 89 year history. Even though we still have our ear to the ground in Four Oaks with numerous employees and three members of the Board of Directors, calling Four Oaks home, we felt it was time to select a contingency of outstanding members of the community to help us identify opportunities.

Our success depends in large part on the staff, management and Board of Directors. During 2001 we continued our annual strategic planning meetings where we take a good hard look at what we are doing, where we are, and where we want to be.



Net Income



$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Mark Stenson of Stenson Management Consulting, Inc. has successfully facilitated these meetings for the past three years. Each year we bring positive approaches out of the meetings and build on them with the help of all our employees. In 2001, Mr. Stenson also conducted leadership training for all bank supervisors and officers. Evaluating ourselves and our practices helps us continue to improve in our efforts to carry out our vision, "People helping people accomplish their financial goals through true community banking."

Four Oaks Fincorp, Inc. and it's wholly owned subsidiary, Four Oaks Bank & Trust Company, are poised for the future. With outstanding employees and a commitment to quality, we have a solid foundation on which to build lasting relationships as we strive to exceed your expectations.

Thank you for your investment and support. Please remember to recommend us to your friends and associates. We always look forward to hearing from you with comments, questions, suggestions, and concerns.



Four Oaks Bank
Forerunners



Sincerely,

Ayden R. Lee, Jr.
President
Chief Executive Officer

Internal Developments: New Facilities...





We began 2001 with our administrative and operations staff settling down in a brand new facility. The official move took place over the Christmas holidays, however, as with any move it took a while to feel at home. One of the first things we did was to plan an open house for our new facility. On Sunday, March 25, we opened the doors to the public to come by and tour the facility. Over three hundred shareholders, customers, and neighbors dropped in to satisfy their curiosity and their appetites.





The focal point of the Open House Celebration was a reception set up in a large suite of offices on the ground floor. This suite was designed for the purpose of housing our data and items processing departments in response to service issues we had with our processor.

After months of planning, tireless efforts and countless weekends, Information Systems Administrator Dale Montgomery oversaw the installation of equipment and software of well over $1,000,000 and directed the transition to in-house data and items processing in October of 2001. Helen Stanley, Items Processing Supervisor, and Elaine Ellis, Deposit Operations Manager, were also key to this project's success. In fact, extra effort awards could be given to many dedicated employees who went above and beyond the call of duty during this transition.

This move gives us the capability of handling all aspects of item and data processing and includes automated sorting and mailing capabilities. We anticipate this will increase our efficiency and timeliness. Some of the long term benefits we expect from this change are that our money is supporting our local economy and creating jobs locally. We have more control over the processes and can modify them to better serve our customers, and we can grow without corresponding increases in our back office expenses.



TOP: Items Processing Supervisor Helen Stanley operates new processing equipment in our new Data & Items Processing Center.
CENTER: Our new Administrative and Operations Building open house saw a great turnout in March.
BOTTOM: Items move through new sorting equipment at blurring speeds.

New Capabilities... New Ideas... New Faces...





Maximizing the capabilities of our staff and management team is a key to the effectiveness and efficiency of our bank. Annual strategic planning meetings are very important tools in analyzing our products and services as well as in setting new goals and directions.

Mark Stenson of Stenson Management Consulting, Inc. successfully facilitated the sessions again this year. Many ideas that came out of these sessions have been developed and implemented, resulting in improvements in customer service and profitability. Mr. Stenson also conducted leadership training for all bank supervisors and officers, empowering them with concepts to enhance their managerial skills.

Christopher P. Vasques joined our team on February 1, 2002, as manager of our revitalized Four Oaks Financial Services department. Chris is a veteran financial planner with experience in counseling individuals, business owners, and their advisors in the areas of financial planning, investment management, and estate planning. His knowledge and experience allow Chris to offer both sound financial advice and outstanding customer service.

Chris has eleven years of experience as a financial advisor with the Credit Union National Association and American Express Financial Advisors, where he completed their intensive financial planning training.


CHRISTOPHER VASQUES, CFP
CERTIFIED FINANCIAL PLANNER

TOP: Employees attend a leadership training seminar led by Mark Stenson (center). BOTTOM: Chris Vasques joins us as Vice President and Manager, Four Oaks Financial Services.

His expertise is in coordinating financial strategies for clients through implementation of mutual funds, insurance, annuities, estate planning, business planning, wills, trusts, and various other investment strategies. Chris also teaches as Adjunct Faculty at Guilford College in their Certified Financial Planning professional education program.

Chris works with our employees to provide guidance, recommendations, and financial planning to all Bank customers. His focus is on helping clients find solutions in the areas of Wealth Conservation and Transfer (Insurance uses in Estate Planning and Charitable Gifting), Investment Management, and Business Plan Funding (Buy/Sell Agreements, Business Succession Planning, Executive Benefits, Deferred Compensation, and Disability Insurance).

Chris and his assistant, Kara Wells, look forward to helping the Bank's customers accomplish their financial goals.



Community Outreach: Customer Contact





Max Ashworth, Jim Riley And The Fuquay-Varina Gang
FOUR OAKS BANK
Guess Who's Letting The Dogs Out?
Four Oaks Bank's Open House Cook-Out
Come By For A Hot Dog And You Could Win The Holland Grill That Cooked It.
(Simply fill out this form and drop it off at the cookout)

Four Oaks Bank & Trust opened its first branch outside of Johnston County in the town of Fuquay-Varina in 2000. Early in 2001 Regional Executive Max Ashworth decided that he wanted to have a cookout and invite the whole Fuquay-Varina community to come get a taste of true community banking. We got the word out to the community with a direct mail campaign that played off of a currently popular pop song. Our "Who's Letting The Dogs Out" theme was well received and resulted in a tremendous turnout. Max and his staff turned out over 1,000 hot dogs and made personal contact with each and every guest. Registration for a Holland Grill give-away netted a good list of leads for the Bank to follow up on.

The event was so well received, we decided to repeat it in Garner to introduce a new management team.



This fun approach to marketing the bank and the neighborly attitude again proved so successful that Smithfield decided it would be a great way to celebrate their 10th anniversary. In spite of a constant drizzle, Mike Wooten and Jeff Pope served over 500 existing and prospective customers. By then we knew we were on a roll.

Clayton's Customer Appreciation Day was the site of the next "Dogs Out" event. Clayton as well as Four Oaks' "New Lunch Hours" event and Benson's Customer Appreciation Day came after September 11th and the "All-American Hot Dog" cookouts served double duty as a boost to community spirits.

The blend of community outreach, personal contact and marketing, which positioned our bank and our people as personable and approachable, was quite a success. It gave many their first taste of our community banking approach to business and gave others an enjoyable second helping.



Who's Letting The Dogs Out?
Jeff Pope & Mike Wooten Will Be Turning The "Dogs" Out At Our Smithfield 10th Anniversary Celebration Friday July 13 From 11am–4pm
We're Also Celebrating New "Lunch Hours" Beginning With Our Anniversary Celebration, Our Smithfield Office Will Stay Open 1pm–3pm Daily
FOUR OAKS BANK & TRUST



Who's Letting The Dogs Out?
Jerry Thornton, Brent George & Kim Hill Will Be Turning The "Dogs" Out At Our Clayton Office On Friday, Sept. 21 From 11am–3pm.
Come By For Lunch And Let Us Say Thank You For Supporting Four Oaks Bank For 15 Years In Our Role As Clayton's True Community Bank.
FOUR OAKS BANK & TRUST
102 East Main Street, Clayton, 553-2323



Relationship Building



Four Oaks Ban
Forerunn



For some time our marketing has explored a means of targeting the fastest growing and most affluent segment of our population, folks over the age of fifty.

This year our efforts came together with the introduction of our new Forerunners Club. As the name implies, this club caters to a special generation of people who have been in the forefront of community development and led the way for those who follow.

Our goal was to package specific community services and events tailored to the needs and interests of this special segment of our market and to expose them to specific products and services of our bank.

We kicked-off the Forerunners Club with a breakfast event. Program Director Rosa Pell introduced the Club's concept and presented the club's itinerary and scheduled events.

From there we moved forward with a Forerunners/ Johnston Memorial Hospital Health Fair in October. This was the first of many health related events planned in partnership with the hospital, including a Diabetes Awareness luncheon and a December Healthy Holiday Cooking luncheon, where the Grinch stole the show with a candid appearance.

In November, over forty of our undaunted Forerunners boarded a tour bus and enjoyed "Christmas At Biltmore" with a two-day trip to Asheville, the first of many such excursions planned.

We are excited with the potential of this new program. It provides a great service to our communities and holds tremendous potential for expanding our customer base.







TOP: Forerunners' Director Rosa Pell, works out details with co-assistant directors Joyce Tyner and Ann Fowler MIDDLE (1): Breakfast kick-off at Golden Corral. MIDDLE (2): Rosa Pell (standing rt.) accompanies two Forerunners through a cholesterol screening at our health fair hosted by JMH Director of Education, Connie Grady.

BOTTOM: Forerunners gather at the entrance to the Biltmore House in Asheville.

Community Advisory Boards: Our Dire

The Community Advisory Boards are comprised of bank customers who live and work in the area. Each has earned respect within their home community for their contributions to the business and civic environments of that area.

These Boards serve a vital function in our role as a true community bank. They provide a great avenue for communication between our market and our management. They have their fingers on the pulse of our market place and provide vital feedback as well as input on our products and services and how we can better tailor them to the specific needs of the community. Featured here is one member from each board with comments about their relationship with Four Oaks Bank & Trust.

BENSON AREA ADVISORY BOARD

Donald L. Byrd
Katherine Medlin Barbour
Landis D. Hall
Gloria Johnson
David Wayne McLamb

"It's nice to walk into your bank and be known by your first name and to be able to work with local people without the complexities of dealing with the bigger regional and national banks. This is true community banking by its very definition – a community bank supporting local business within the community. I appreciate the fact that your money is re-invested into the growth of your community – I try to do that with my own business. It's great when neighbors work together."

Wayne McLamb
McLamb Gas & Supply
(Shown with City Executive John Wood - right)


Commercial
Benson-Dunn
894-3842

FOUR OAKS AREA ADVISORY BOARD

Linwood Byrd
Horace Keene
Roy Dunn
Charlie Batten
Thomas Price
Veronica Surles
Aaron Allen Wood

"Four Oaks Bank is a 'Family Affair', I came here with my dad when I was 16 years old to get my first car loan. I've been doing business here ever since. My wife's family goes back even further, her grandfather was one of the original stockholders in the bank. Now each of our children have accounts here with their families. This bank treats my family like family."

Linwood Byrd
Byrd Surveying
(Shown with City Executive Derek Ezzell- left)



CLAYTON AREA ADVISORY BOARD

Joyce V. Canady
Joseph W. Delaine
Dr. James H. Ellerbe
Ronnie J. Hahn
Travis J. Hill
Stewart McLeod

"Four Oaks Bank is the quintessential community bank. As publisher of Clayton's newspaper, I am keenly aware of the importance of a business becoming involved in the affairs of the community it serves. Four Oaks Bank goes well above and beyond their duty as a corporate neighbor. The bank is an integral part of the rapid growth and prosperity of this community. Their leadership and commitment is obvious. Four Oaks Bank has demonstrated that it believes in Clayton, and for that fact, I believe in Four Oaks Bank."

Stewart McLeod
Clayton News Star
(Shown with City Executive Jerry Thornton - left)



Connection To Customer Perspective



"As I have watched Four Oaks Bank expand and grow, I have been impressed by their ability to set goals and meet them. I believe one of their major accomplishments has been their success in utilizing all aspects of computer technology while maintaining the people-friendly, service-oriented attitude of a small town bank. You are more than a computerized statement at Four Oaks Bank, you are a friend too. What an exciting combination, and one meant to succeed!"

Billy Adams
Southern Landscaping
(Shown with City Executive Jim Riley - right)

FUQUAY-VARINA AREA ADVISORY BOARD

Billy Adams
L. F. Arnold, Jr.
Michael Weeks
Marek Alapin
Sim Honeycutt, Jr.
Charles C. McLaurin



"While Four Oaks Bank has eight locations in six towns in Johnston and Wake Counties, it remains a small town bank in terms of relationships. The Bank sets itself apart with the personal way in which they work with you and the attitude apparent each time you come in the door. They are involved in about every community endeavor and school project. Community involvement and individual attention - that's a great combination."

Barry Woodard
Hometowne Realty & Auctioneers
(With I-40/42 City Executive Sterling Russell - left)

GARNER AREA ADVISORY BOARD

Ted W. Massengill
James F. Langley
Thurman McLamb
Lance Wheeler
Barry Woodard



"I have had a life-long working relationship with Four Oaks Bank & Trust. The great thing is that, while my requirements of my bank have changed tremendously over the years, our relationship and the way they have worked with me has not changed. They have been a tremendous business asset in our business expansion and in meeting our goals. This bank is right where they need to be with their balance and blend of personal and business relationships."

Wade Stewart
Keener Lumber
(With Smithfield City Executive Mike Wooten - right)

SMITHFIELD AREA ADVISORY BOARD

Lynda D. Creech
Dorcas S. Taylor
John R. Windley
Thomas M. Moore
Dr. John M. Booker
Dr. Madan Lal
Stacy G. Moore
Wade Stewart

Personal Commitment: To The Vision

The events of year 2001 changed the focus of our nation. We as Americans have come to realize the value of unity and the commitment of individuals, united as one for the good of the whole. We saw our nation reach out with a strong sense of community that bridged distance and diversity. We also evidenced the value of resolve and determination to adhere to our core values as a nation in the face of threats and difficulties.

We have all felt pride in how Americans have not lost sight of our vision as it is outlined in our constitution, and our mission to preserve freedom.

Like our nation, the effects of September 11, 2001 have impacted our bank. And like our nation, Four Oaks Bank & Trust has responded with strong commitment as individuals and as a unit. It has caused us to see even more clearly how important it is that we not shift our focus on our vision as a true community bank.

It has shown the importance of staying true to our mission as outlined in our Mission Statement and it has underlined the importance of adhering to our Core Values.


Honesty And Integrity
Teamwork: Working Together To Achieve The Best Results Possible.
Professionalism: Performing One's Job In Such A Manner And Attitude As To Uphold And Elevate Our Standards And Values

To The Values... To The Mission...

2001 has also brought into clear focus that our success in overcoming adverse situations is dependent on the same elements as our success as a community bank – It is our people. Their personal commitment and resolve to maintain the solidity of our Vision, Core Values and Mission Statement for 90 years, has chiseled out a rock solid foundation which supports us in times of trial and upon which we continue to build our bank and its services for the future.

Four Oaks Bank & Trust appreciates the spirit of community which we enjoy through the personal commitment, integrity, loyalty and hard work of our people.


STATEMENT
People Accomplish
Goals Through
Banking.
MISSION STATEMENTS
Exceed Customer Expectations By Providing Exceptional Customer Service.
Provide An Environment Where Our Employees Can Learn, Grow and Be Fulfilled In Their Work.
Commit To The Growth And Development Of The Communities We Serve
Maintain The High Standards Of The Banking Industry While Striving To Provide Our Shareholders Competitive Returns On Their Investments

LEFT: (bottom to top) Amanda Byrd, Ralph Hudson, Rose Allen, Vonda Williams, Lou Ann Johnson, Lynn Davis, Angie Allen, Nancy Canady

CENTER: (left to right) Jeff Boykin (kneeling), Hubert Worthington, Joanie Wood, Gwen Lassiter, Linda Haley, Donnie Tart

RIGHT: (top to bottom) Terri Clifton, Tony Carroll, Martha Garris, Jean Blackmon, Patsy Ellis, Judy West, L.C. Pierce

Selected Financial Data

The following table sets forth selected financial data concerning the Company for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. This information should be read in conjunction with and is qualified in its entirety by reference to the detailed audited financial statements and notes thereto which are included in the Four Oaks Fincorp, Inc.'s 2001 Form 10-KSB for the year ended December 31, 2001.

(in thousands except per share data)	2001	2000	1999	1998	1997
Income Statement Data:					
Interest income	$ 21,279	20,808	18,336	17,463	14,942
Interest expense	10,167	9,647	7,662	8,124	7,045
Net interest income	11,112	11,161	10,674	9,339	7,897
Provision for loan loss	834	808	857	993	785
Net interest income after provision for loan loss	10,278	10,353	9,817	8,346	7,112
Other noninterest income	2,467	1,853	1,745	1,446	1,260
Other noninterest expenses	8,834	7,425	6,661	5,914	5,174
Income taxes	1,255	1,664	1,805	1,300	1,076
Net income	$ 2,656	3,117	3,096	2,578	2,122
Per Share Data[1]					
Net income	$ 1.27	1.51	1.52	1.29	1.11
Year end book value	13.30	12.20	10.68	9.66	8.56
Dividends declared	0.36	.32	.29	.27	.25
Balance Sheet Data:					
Loans, net	$207,172	191,727	164,226	153,438	138,099
Investments[2]	68,928	45,747	47,761	44,309	37,143
Total assets	299,680	258,329	231,465	214,376	190,071
Deposits	235,696	216,693	194, 711	188,425	167,988
Shareholders' equity	28,025	25,348	21,897	19,543	16,867

[1] Restated to reflect three for two stock splits effected as stock dividends on July 21, 1998 and April 7, 2000.
[2] *Includes federal funds sold, interest bearing bank balances, and FHLB stock.*



Assets, Deposits & Loans
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
in thousands
Total Assets
Total Deposits
Net Loans
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Financial Statements

Consolidated Balance Sheets

	December 31	
Assets	**2001**	2000
Cash and due from banks	**$ 9,810,474**	$ 8,314,384
Interest-bearing deposits in banks	**5,617,848**	1,109,990
Securities available for sale	**61,660,257**	43,442,042
FHLB stock	**1,650,000**	1,195,000
Loans, net	**207,171,646**	191,727,392
Bank premises and equipment, net	**9,665,835**	8,468,791
Accrued interest receivable	**2,109,744**	2,604,868
Other assets	**1,993,697**	1,466,289
Total assets	**$299,679,501**	$258,328,756
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	**$ 38,976,811**	$ 35,592,665
Large denomination deposits in banks	**67,564,319**	61,516,833
Other interest-bearing	**129,154,527**	119,583,593
Total deposits	**235,695,657**	216,693,091
Borrowed funds	**33,173,000**	12,990,000
Accrued interest payable	**2,440,764**	2,706,034
Other liabilities	**344,760**	591,386
Total liabilities	**271,654,181**	232,980,511
Shareholders' equity:		
Common stock; $1.00 par value, 5,000,000 shares authorized; 2,106,477 and 2,077,707 issued and outstanding at December 31, 2001 and 2000, respectively	**2,106,477**	2,077,707
Capital surplus	**6,706,405**	6,145,519
Retained earnings	**19,153,654**	17,249,962
Accumulated other comprehensive income (loss)	**58,784**	(124,943)
Total shareholders' equity	**28,025,320**	25,348,245
Total liabilities and shareholders' equity	**$299,679,501**	$258,328,756

Financial Statements

Consolidated Statements of Operations

	For the Years Ended December 31	
	2001	2000
Interest income:		
Loans	$18,247,226	$18,147,055
Securities:		
Taxable U.S. Government and agency obligations	2,606,137	2,349,725
Tax-exempt obligations of states and political subdivisions	219,175	196,401
Other taxable securities	96,631	80,441
Overnight investments	109,835	34,582
Total interest income	21,279,004	20,808,204
Interest expense:		
Deposits	9,246,739	8,594,244
Borrowed funds	920,055	1,052,812
Total interest expense	10,166,794	9,647,056
Net interest income	11,112,210	11,161,148
Provision for loan losses	833,619	807,685
Net interest income after provision for loan losses	10,278,591	10,353,463
Non-interest income:		
Service charges on deposit accounts	1,436,482	1,007,408
Other service charges, commissions and fees	1,109,494	799,838
Securities net losses	(197,977)	(26,868)
Gain on sale of loans	118,871	72,054
Total non-interest income	2,466,870	1,852,432
Non-interest expenses:		
Salaries	3,856,995	3,250,150
Employee benefits	753,388	649,529
Occupancy expenses	441,033	267,675
Equipment expenses	646,953	474,859
Professional and consulting fees	457,032	422,288
Other operating expenses	2,678,848	2,360,556
Total non-interest expenses	8,834,249	7,425,057
Income before income taxes	3,911,212	4,780,838
Provision for income taxes	1,255,000	1,664,297
Net income	$ 2,656,212	$ 3,116,541
Basic net income per common share	$ 1.27	$ 1.51
Diluted net income per common share	$ 1.26	$ 1.50

Board Of Directors



M.S. Canaday
Elected 1983, Chairman of the Board
Owner of Four Oaks Drug

Ayden R. Lee, Jr.
Elected 1983, Chief Executive Officer
President and Director

Paula Canaday Bowman
Elected 1989, Director
Retired Educator

W. Ashley Turner
Elected 2001, Director
President of Ashley Turner Enterprises, Inc.; Columbus Real Estate Co., LLC; Ashley Turner Building Co., Inc.; RAFT, Inc.; Ashley Turner Development Co., LLC

Percy Y. Lee
Elected 1992, Director
President of T. R. Lee Oil Company; Senior Partner of Lee Brothers' Rental; Partner in Lee Dupree, a rental real estate partnership

Dr. R. Max Raynor
Elected 2000, Director
Optometrist and owner of Professional Eye Care in Benson and Roseboro

Warren L. Grimes
Elected 1992, Director
Chairman of the Compensation Committee, General Partner in Reedy Creek Direct Marketing; Solid Waste Division Manager for Johnston County

William J. Edwards
Elected 1990, Director
Chief Executive Officer and Chairman of the Board of Four Oaks IGA Foodliner, Inc.

W. Ashley Turner Named To Board of Directors

Four Oaks Fincorp, Inc., holding company for Four Oaks Bank & Trust, announced the appointment of W. Ashley Turner to the Company's Board of Directors in April 2001.

Ashley Turner is no stranger to this Bank and its policies, having served on our Clayton Advisory Board approximately 10 years, as well as being a long-term shareholder.



We feel that his proven business sense and his knowledge of the people and business environment, especially in the fast growing western portions of our county, will be very important to us as we continue to grow this bank and expand its services. Mr. Turner is involved in numerous businesses in the Clayton area. He and his wife, Debra, reside in Clayton.

Executive Officers



Ayden R. Lee, Jr.
President,
Chief Executive Officer



Clifton L. Painter
Senior Executive Vice President,
Chief Operating Officer



Nancy S. Wise
Senior Vice President,
Chief Financial Officer



W. Leon Hiatt, III
Senior Vice President,
Loan Administrator

Regional Executives



Max E. Ashworth
Western Regional
Executive



Jeff D. Pope
Eastern Regional
Executive

City Executives



Derek U. Ezzell
Four Oaks



Michael C. Wooten
Smithfield



John W. Wood, III
Benson



Jerry W. Thornton
Clayton



Sterling S. Russell
Garner



James M. Riley
Fuquay-Varina

Locations And Staff

FOUR OAKS
6144 US 301 South, 963-2177

Tammy Autry
Jean Blackmon
Monroe Davis
Derek Ezzell
Linda Haley
Lynn Jackson
Horace Keene
James Langley
Edie Maiuro
Michelle Radford
Marie Thompson
Pam Wilkins
Rossie Williams
Mike Winfree

CLAYTON
102 E. Main St., 553-2323

Angie Allen
Elaina Bell
Lynn Davis
Erica Driver
Paul Flaherty
Brent George
Florence Hockaday
Vickie Lanier
Meredith Pittman
Joanna Surcey
Jerry Thornton
Robbie Walters

FOUR OAKS
111 N. Main St., 963-2177

Linda Brannan
Blenda Johnson

SMITHFIELD
128 N. Second St., 989-6700

Becky Baggett
Crystal Beasley
Mandi Byrd
Beverly Capps
Rose House
Gwen Lassiter
Ricky Massengill
Cathy Parrish
Jeff Pope
Lori Renfrow
Emily Rhodes
Sabrina Strickland
Barbara Whitehurst
Mike Wooten

GARNER
200 Glen Rd., 662-9005

Kim Barnes
Nancy Canady
Ann-Marie Crawford
Donna Godwin
Brenda Jones
Kim Pounds
Sterling S. Russell

SMITHFIELD
403 S. Bright Leaf Blvd., 989-6710

Patsy Ellis
Tiffiney Wiggs

BENSON
200 East Church St., 894-1800

Rose Allen
Amy Barber
Tim Barbour
Gail Barefoot
Carla Beasley
Leigh Ann Mozingo
Hazel Nelson
John Wood
Vicki Wright

FUQUAY-VARINA
325 N Judd Parkway NE, 567-3434

Max Ashworth
Theresa Borg
Amanda Byrd
Connie Holland
Paulette Jackson
James Riley
Melissa Stephenson
Polly Wise
Bonnie Wood

ADMINISTRATIVE OFFICES
FOUR OAKS
6114 US 301 South / 919-963-2177

Donna Barefoot
Wanda Blow
Jeff Boykin
Jamie Braswell
Tina Braswell
Tony Carroll
Pat Cheek
Terri Clifton
David Ehmig
Elaine Ellis
Curtis Evans
Lee Ann Evans
Ann Fowler
Martha Garris
Leon Hiatt
Brooks Hill
Ralph Hudson, Jr.
Lou Ann Johnson
Mattie Keene
Jerri Lynn Kinlaw
Kim Langdon
Ayden Lee, Jr.
Cindy Lee
Frances Lee
Linda McKeel
Dale Montgomery
Cliff Painter
Lynne Pearce
Rosa Pell
L.C. Pierce
Barbara Price
Wanda Ray
Judy Shaw
Ronnie Snead
Helen Stanley
Ursula Stewart
Donnie Tart
Joyce Tyner
Chris Vasques
Kara Wells
Judy West
Tiffany Williams
Vonda Williams
Nancy Wise
Joanie Wood
Hubert Worthington
Diana Young

Corporate Information

Investor Information
Four Oaks Fincorp's Common Stock is currently traded through the market makers listed below:

Morgan, Keegan & Company, Inc.
510 Glenwood Avenue
Suite 311
Raleigh, NC 27603
Phone: 800-688-2137
Phone: 800-752-7834
919-838-3410
Attention: Harold Lee Snipes, Jr
Senior Vice President

Legg Mason Wood Walker, Inc.
3201 Glenwood Avenue
P.O. Box 31048
Raleigh, NC 27622-1048
Phone: 800-752-7834
919-783-0040
Attention: J. David Stubbs
Assoc. Vice President

Trades involving the stock are negotiated on a best efforts basis. As of December 31, 2001, the approximate number of holders of record of the Common Stock of the Company was 1,000. The Company has no other class of equity securities.

State banking laws require that surplus of at least 50% of paid-in capital stock be maintained in order for the Bank to declare a dividend to the Company. Cash dividends paid by the Company in 2001 and 2000 were $0.36 and $0.32 per share, respectively.

Corporate Information
Annual Meeting
The Annual Meeting of Shareholders of Four Oaks Fincorp, Inc. will be held at 6144 US 301 South, Four Oaks, North Carolina on April 22, 2002 at 8:00 PM.
We encourage all shareholders to attend.

Transfer Agent
Shareholders desiring to transfer shares or who have questions regarding their stock certificates should contact the Company's transfer agent:
BB&T
Corporate Trust Services
223 West Nash Street
Wilson, NC 27894
(252) 246-4968
1-800-213-4314

Additional Information
For additional information, contact Wanda J. Blow, Vice President, Corporate Secretary at 919-963-2177.




Five Year Performance Index
Based on cumulative total return as prepared by The Carson Medlin Company
350
300
250
200
150
100
50
0
Four Oaks Fincorp, Inc.
Independent Bank Index
NASDAQ Index
1996
1997
1998
1999
2000
2001

This statement has not been reviewed or confirmed for accuracy or relevance by the Securities and Exchange Commission or the Federal Deposit Insurance Corporation.

Administration

Ayden R. Lee, Jr.	President and Chief Executive Officer
Clifton L. Painter	Senior Executive Vice President, Chief Operating Officer
Nancy S. Wise	Senior Vice President, Chief Financial Officer
W. Leon Hiatt, III	Senior Vice President, Loan Administrator
Jeff D. Pope	Senior Vice President, Eastern Regional Executive
Max E. Ashworth	Senior Vice President, Western Regional Executive
John W. Wood, III	Senior Vice President, City Executive
Derek U. Ezzell	Senior Vice President, City Executive
Michael C. Wooten	Senior Vice President, City Executive
Michael L. Winfree	Vice President, Branch Manager
Judy E. West	Vice President, Teller Coordinator
Jean T. Blackmon	Vice President, Customer Service Representative
Elaine T. Ellis	Vice President, Deposit Operations Manager
Judy C. Shaw	Vice President, Compliance Officer, Training Officer
L.C. Pierce	Vice President, Security Officer
Wanda J. Blow	Vice President, Corporate Secretary, Human Resources Manager
H. Timothy Barbour	Vice President, Branch Manager
Sterling S. Russell	Vice President, City Executive
James M. Riley	Vice President, City Executive
Jerry W. Thornton	Vice President, City Executive
Ralph R. Hudson, Jr.	Vice President, Internal Auditor
Brent A. George	Vice President, Loan Officer
David A. Ehmig	Vice President, Credit Review Specialist
Christopher P. Vasques	Vice President, Financial Services
Ricky G. Massengill	Vice President, Branch Manager
Marie J. Thompson	Assistant Vice President, Loan Officer
Wanda D. Ray	Assistant Vice President, Loan Operations Manager
Hubert T. Worthington, Jr.	Banking Officer, Collections
Paul E. Flaherty	Mortgage Loan Officer
Rose P. House	Banking Officer, Loan Officer
Dale E. Montgomery	Information Systems Administrator
Paulette P. Jackson	Banking Officer
Melissa W. Stephenson	Banking Officer
Cynthia M. Lee	Electronic Banking Supervisor
Donna C. Godwin	Banking Officer, Office Manager
Helen R. Stanley	Items Processing Supervisor



JOHNSTON COUNTY
WESTERN REGION
EASTERN REGION
WAKE COUNTY
HARNETT COUNTY
Clayton
Garner (I-40/42)
Fuquay-Varina
Smithfield
Four Oaks
Benson
70
301
401
95
40

Four Oaks Fincorp, Inc. Annual Report
Designed & Produced By
Sloan Communications
Advertising & Graphic Design
Four Oaks, NC 27524
919-963-6000

Printed By Walker-Ross, Rocky Mount, NC

